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SEC FILE NUMBER
8-70226

ANNUAL REPORTS
FORM X-17A-5
PART III ~~A~~

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2022 (MM/DD/YY) AND ENDING 06/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Plus Venture Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1729 Abbot Kinney Blvd.
(No. and Street)

Venice	CA	90291
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Adam Lilling	310-577-6700	adam@plusvp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Adam Lilling, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Plus Venture Partners LLC, as of 6/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

The foregoing instrument was subscribed and sworn before me on 09/12/2023 by Adam Douglas Lilling.

Ian Barrett Nelson
REGISTRATION NUMBER 7943809
COMMISSION EXPIRES December 31, 2025
COMMONWEALTH OF VIRGINIA ELECTRONIC NOTARY PUBLIC

Signature: Adam Lilling

Title: Chief Executive Officer

Ian Barrett Nelson

Notary Public State of Virginia, County of Virginia Beach

Notarized online using audio-video communication

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PLUS VENTURE PARTNERS, LLC

June 30, 2023

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

PLUS VENTURE PARTNERS, LLC

Contents

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Plus Venture Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Plus Venture Partners, LLC as of June 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Plus Venture Partners, LLC as of June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Plus Venture Partners, LLC's management. Our responsibility is to express an opinion on Plus Venture Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Plus Venture Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Plus Venture Partners, LLC's auditor since 2019.
New York, New York
September 28, 2023

PLUS VENTURE PARTNERS, LLC
Statement of Financial Condition
June 30, 2023

Assets		
Cash	$	49,800
Prepaid expenses		3,201
Total Assets	$	53,001
Liabilities and Member's Equity		
Due to related parties	$	3,125
Accounts payable and accrued expenses		2,125
Total Liabilities		5,250
Member's Equity		47,751
Total Liabilities and Member's Equity	$	53,001

See Accompanying Notes to Statement of Financial Condition

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Plus Venture Partners, LLC (the "Company") is a Limited Liability Company formed on September 27, 2018 in the State of Delaware. The sole member of the Company is Plus Ventures, LLC (the "Member"). Effective August 2, 2019, the Company commenced operations when it became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits.

Measurement of Credit Losses on Financial Instruments

For financial assets measured at amortized cost (e.g. cash and fees receivable), the Company has evaluated the expected credit losses based on the nature and contractual life or expected life of the financial assets, credit quality of the counter party and historic and expected losses. The Company concluded that there are de minimus expected credit losses and did not record a reserve for the cash or fees receivable. The Company continually monitors these estimates over the life of the receivable.

Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its member in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statement.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company applies Accounting Standards Codification Topic 740, *Income Taxes.* A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact from the overall application of this standard.

Use of Estimates

The process of preparing a financial statement in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statement. Accordingly, upon completion, actual results may differ from estimated amounts.

2. Financial Condition

The Company had a net loss of $219,503 in the year June 30, 2023.

Management believes the Company's present cash flows will not enable it to meet its obligations for twelve months from the date this financial statement is available to be issued. However, Plus Capital Management LLC, an affiliate of the Company, maintains sufficient capital and will provide financial support that will enable the Company to meet its obligations for the twelve-month period from the date the financial statement is available to be issued.

3. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At June 30, 2023, the

Company had net capital of $44,550, which was $39,550 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 11.78% at June 30, 2023.

5. Related Parties

The Company had entered into an expense sharing agreement (the "Agreement") with its sole member, Plus Ventures, LLC (the "Member"). Certain employees of the Member provide services to the Company. Effective December 10, 2019, the Member has agreed to pay certain operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, legal and compliance, and telephone fees. The Agreement provides for the Company to reimburse the Member monthly for its share of operating expenses. The Agreement is perpetual until changed by the parties.

Total expenses under the expense sharing agreement were $38,076 for the year ended June 30, 2023. A payable in the amount of $3,125 is reflected as Due to related parties in the accompanying statement of financial condition as of June 30, 2023.

As necessary, the Member will provide support to the Company through direct contributions of capital and forgiveness of intercompany expenses identified as non-cash member contributions. Capital contributions totaled $96,600 and non-cash member contributions totaled $158,052 for the year ended June 30, 2023.

6. Subsequent Events

Events of the Company subsequent to June 30, 2023 have been evaluated through September 28, 2023 which is the date the financial statement was issued, for the purpose of identifying events that would require recording or disclosures in the financial statement for the year as of June 30, 2023. No subsequent events were identified that require disclosure.